

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 5, 2014

<u>Via E-mail</u>
Marta R. Stewart
Chief Financial Officer
Norfolk Southern Corporation
Three Commercial Place
Norfolk, Virginia 23510-2191

> **Re: Norfolk Southern Corporation**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed February 14, 2014**
> **File No. 001-08339**

Dear Ms. Stewart:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2013</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page K21</u>

<u>Railway Operating Expenses, page K27</u>

1. We note from your disclosure on page K29 that depreciation expense increase was completely offset by the favorable impact of an equipment study that was completed during the first quarter of 2013. Please tell us the nature and amount of the changes in estimates that resulted from the 2013 deprecation study. Also, please tell us and revise the notes to the financial statements to disclose the effect on net income and any related per-share amounts for 2013, if material. Please note that if the change in estimate does not have a material effect in the period of change but is reasonably certain to have a

material effect in later periods, you should revise the notes to the financial statements to disclose a description of that change in estimate. See guidance in ASC 250-10-50-4.

2. We note from your disclosure on page K29 that your expense for casualties and other claims has decreased significantly from 2011 to 2013. We also note your disclosure that over the last two years, you have experienced lower PI expenses that have been offset in part by higher environmental expenses, resulting in net benefits of $52 million in 2013 and $27 million in 2012. The lower PI expenses have been driven by improved historical trend rates, resulting in favorable reserve adjustments for prior years' claim amounts. Please describe for us in greater detail the reason(s) why you believe it was appropriate to reduce your casualty expense and accrual during 2012 and 2013. In this regard, we note from your disclosures in Note 7 and 10 that the current liability for casualty and other claims decreased from $183 million in 2012 to $166 million in 2013 and the long term liability decreased from $258 million in 2012 to $214 million in 2013. Please provide us your analysis which supports the overall decrease in the accrual balances and for determining the appropriate reserves balance for each of the periods presented.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief